April 24, 2007

VIA E-MAIL

Ms. Barbara Jacobs
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Epiq Systems, Inc.
Registration Statement on Form S-3
File No. 333-133296

Form 10-K for the year ended December 31, 2006
Draft Definitive Proxy Statement on Schedule 14A
File No. 0-22081

Dear Ms. Jacobs:

This letter is submitted on behalf of Epiq Systems, Inc. (the “Company”) in response to your comment letter dated April 24, 2007, with respect to the above-referenced registration statement on Form S-3 and the draft definitive proxy statement on Schedule 14A to be filed by the Company under the Exchange Act.  For ease of reference, each comment has been included followed by the Company’s response to the comment.

We have enclosed supplementally a revised draft of the definitive proxy statement, marked to show changes from the initial draft of the proxy statement submitted to the Staff. Please be advised that the Company is prepared to file the proxy statement, reflecting these additional changes when the Company has been notified by you that Staff has no additional comments on the draft proxy statement.

The Company will file Pre-Effective Amendment No. 3 to the registration statement tomorrow as soon as we have confirmed that the Staff has no further comments to the proxy statement or any other Exchange Act reports filed by the Company. The amendment to the registration statement will reflect the response to Comment 1 below.

Amendment No. 2 to Form S-3

1.                                            Comment:            Please incorporate by reference your Form 8-K filed on April 4.

Company Response:          The incorporation of the referenced Form 8-K will be reflected in the Pre-Effective Amendment No. 3 to be filed by the Company as soon as the Staff comment process has been completed.

Draft Definitive Proxy Statement on Schedule 14A

2.                                            Comment:            In your compensation discussion and analysis, please identify the private companies and subsidiaries of larger public companies used for benchmarking purposes and explain why the particular entities were chosen. Disclose what level the compensation committee aims total compensation (e.g., median) to the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.  With respect to the non-public entities, please clarify how their compensation, particularly performance-based compensation, was assessed.

Company Response:          The disclosure on page 8 of the draft proxy statement has been revised in response to the Staff’s Comment.

3.                                            Comment:            Please clarify the role of the chief executive officer in conferring with the compensation committee chairman regarding his own compensation, See Item 402(b)(2)(xv) of Regulation S-K.

Company Response:          The disclosure on page 7 of the draft proxy statement has been revised in response to the Staff’s Comment.

4.                                            Comment:            Explain how Epiq determines the amount to pay under the long-term equity incentive program when the criteria for awards relate to non-financial strategic accomplishments. See Item 402(b)(1)(v) of Regulation S-K.

Company Response:          The disclosure on page 9 of the draft proxy statement has been revised in response to the Staff’s Comment.

5.                                       Comment:            Clarify how each compensation element affects decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

Company Response:          The disclosure on page 8 of the draft proxy statement has been revised in response to the Staff’s Comment.

6.                                            Comment:            The compensation discussion and analysis should identify the material differences in compensation policies with respect to individuals named as your executive officers. As such, please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. See Section II.B.1 of Release No. 33-8732A.  To the extent that policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

Company Response:          The disclosure on page 7 of the draft proxy statement has been revised in response to the Staff’s Comment. While the difference in initial employment packages for Mr. Mendizabal versus Messrs. Carter and Corcoran reflect primarily the negotiations required to recruit each of those executives (as disclosed in the revised discussion in the proxy statement), we contemplate that their relative levels of compensation will vary over time primarily due to the results under their separate performance-based incentive compensation plans.

7.                                            Comment:            We note that Epiq did not pay amounts under its 2006 performance plan to Messrs. Olofson and Ms. Braham under either of the two subplans. With respect to the subplan relating to corporate financial goals, you note that performance measures were not met in 2006 and no payout was made.  Please provide insight into the level of difficulty in achieving these goals.

Company Response:          The disclosure on page 15 of the draft proxy statement has been revised in response to the Staff’s Comment. We note, however, that Instruction 4 of Item 402(b) provides that the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the “undisclosed” target levels of other factors, when those target levels are not disclosed in reliance upon the confidential trade secret exception provided by the balance of Instruction 4. Because we disclosed the target levels for the performance plan for 2006 (and thus did not rely upon the confidential trade secret exception in Instruction 4) we did not believe that Instruction 4 required us to provide insight into the level of difficulty in achieving the stated goals. Investors can presumably make that assessment for goals that are clearly disclosed, as seems to be contemplated by Instruction 4 and the corresponding discussion in the promulgating release.

8.                                            Comment:            For purposes of your employment arrangements discussion, please define “change-in-control” and “without just cause.”  Clarify why the discussion of the employment agreements of Messrs. Carter and Corcoran references payment if they are terminated “without just cause” while the discussion of Messrs. Mendizabal and Jacobs references payment if they are terminated “without cause.”

Company Response:          The disclosure on pages 16-17 of the draft proxy statement has been revised in response to the Staff’s Comment.

*              *              *              *

The Company is prepared to file via EDGAR the proxy statement and Pre-Effective Amendment No. 3 to the registration statement as soon as the Company receives confirmation from Staff that it has no further comments. The Company is aware that if the Company requests acceleration of the effective date of the pending Amendment No. 3, it will be required to make certain acknowledgements to the SEC. The Company is prepared to, and will, make those representations at the time it files its request for acceleration of the registration statement.

I will coordinate with you regarding the timing of any request for acceleration subsequent to the filing of Pre-Effective Amendment No. 3 to the registration statement. In the meantime, if Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions, comments or concerns by telephone to see if that call could obviate the need for an additional comment letter.  I am available at any time to discuss these responses from Epiq Systems. Please contact me (816-218-7548) if you have further comments or questions concerning this letter or the enclosed draft proxy statement.  I will be in the office all day tomorrow, so please have me interrupted if I do not answer or am away from my desk.

Finally, thank you for stepping in after changes in Staff personnel to accommodate the scheduled filing of the proxy statement and the effectiveness of the registration statement.

Very truly yours,

/s/ RICHARD M. WRIGHT, JR.
Richard M. Wright, Jr.

RMW:lcr
Enclosures

Cc:	Ms. Elizabeth M. Braham
Executive Vice President and CFO
Epiq Systems, Inc.